C1 Financial, Inc.
100 5th Street South
St. Petersburg, Florida  33701

August 11, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Michael Clampitt
Senior Counsel

Re: C1 Financial, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-197360

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 1:00 p.m., Washington, D.C. time on August 13, 2014, or as soon thereafter as is practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Manuel Garciadiaz at (212) 450-6095.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, C1 Financial, Inc.

By:	/s/ Trevor R. Burgess
	Name:	Trevor R. Burgess
	Title:	Chief Executive Officer

August 11, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael R. Clampitt

Re:	C1 Financial, Inc. Registration Statement on Form S-1 (File No. 333-197360) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join C1 Financial, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Wednesday, August 13, 2014, at 1:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 5,000 copies of the Preliminary Prospectus dated July 31, 2014, were furnished to six prospective underwriters, including the undersigned, and distributed by the underwriters approximately as follows from August 1, 2014 through the date hereof: 1,500 copies to institutional investors and 3,500 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, KEEFE, BRUYETTE & WOODS, INC. RAYMOND JAMES & ASSOCIATES, INC. as Representatives of the several Underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa J. Schultz
	Name:	Lisa J. Schultz
	Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Douglas F. Secord
	Name:	Douglas F. Secord
	Title:	Managing Director